[DG FastChannel, Inc. Letterhead]

August 18, 2008

VIA EDGAR

The Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Blair Petrillo

Re:                               DG FastChannel, Inc. Registration Statement on Form S-4 File No. 333-151366

Ladies and Gentlemen:

DG FastChannel,  Inc. (the “Company”), pursuant to the telephone call on the date hereof between Blair Petrillo of the Staff of the Division of Corporation Finance and Joel H. Trotter of Latham & Watkins LLP, hereby withdraws the Company’s request dated August 15, 2008 for acceleration of effectiveness of its registration statement on Form S-4 (Registration No. 333-151366) until further notice.

Very truly yours,

DG FastChannel, Inc.

		By:	/s/ Omar A. Choucair
			Name:	Omar A. Choucair
			Title:	Chief Financial Officer

cc:	Patrick Vogt
Robert S. Reder
Joel H. Trotter